3D Systems Corporation
333 Three D Systems Circle
Rock Hill, SC 29730
October 9, 2007
VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Attention:	Ms. Katherine Wray Mr. Mark P. Shuman Ms. Barbara C. Jacobs
     Re:     3D Systems Registration Statement on Form S-1 (Registration No. 333-145493)
Ladies and Gentlemen:
     3D Systems Corporation (the “Company”) hereby requests that the above-referenced registration statement under the Securities Act of 1933 be declared effective at 5:00 p.m., Eastern Time, on Thursday, October 11, 2007, or as soon thereafter as practicable.
     Please consider this request for acceleration of the effective date of the registration statement as confirmation that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.
     Should you have any questions with respect to this matter, please call the undersigned at (803) 326-3989.

Very truly yours,

3D SYSTEMS CORPORATION

	By	/s/ Robert M. Grace, Jr.

Robert M. Grace, Jr. Vice President, General Counsel and Secretary
cc: Sean M. Jones

3D Systems Corporation
333 Three D Systems Circle
Rock Hill, SC 29730
October 9, 2007
VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Attention:	Ms. Katherine Wray Mr. Mark P. Shuman Ms. Barbara C. Jacobs
     Re:     3D Systems Registration Statement on Form S-1 (Registration No. 333-145493)
Ladies and Gentlemen:
     In connection with the request by 3D Systems Corporation (the “Company”) for acceleration of the effective date of the above-referenced registration statement, please be advised that the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions with respect to this matter, please call the undersigned at (803) 326-3989.

Very truly yours,

3D SYSTEMS CORPORATION

	By	/s/ Robert M. Grace, Jr.

Robert M. Grace, Jr. Vice President, General Counsel and Secretary
cc: Sean M. Jones